July 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alex King

Re: Applied UV, Inc.

Registration Statement on Form S-3,

File No. 333-266015

Acceleration Request

Requested Date: July 12, 2022

Requested Time: 4:01 p.m. Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Applied UV, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:01 p.m., Eastern Time (US), on July 12, 2022, or at such later time as the Company or its outside counsel, Carmel, Milazzo & Feil LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated July 1, 2022 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MAXIM GROUP LLC

By: /s/ Clifford A. Teller

Name: Clifford A. Teller

Title: Executive Managing Director,

Head of Investment Banking